[Extracts from U.S. Foreign Commercial Service - China, American Embassy Beijing, 1999 publication "CONTACT china" under the auspices of the U.S. Department of Commerce's International Trade Administration with updates from their Web site at www.usembassy-china.org.cn/english/commercial/products/Contact-China.html.]


Message from the Ambassador

The U.S.-China relationship will be one of our most important and challenging relationships of the 21st century. China will play a major role in shaping the economic and political landscape of Asia, the world's most dynamic region, as its economy continues to expand. The state of U.S.-China relations will in fact affect the prosperity and security of the entire world.

To encourage the development of a stable and open China, the U.S. is committed to a policy of working with China at every possible level on a wide variety of issues. These include trade and investment, political dialogue, educational and cultural exchange, and transnational issues of law enforcement and environmental protection.

Our commercial ties with China have remained one of the strongest parts of our complex and changing relationship. China represents a vast, though challenging, market for U.S. goods and services, but American firms can help provide the tools and know-how that China needs. Especially as China prepares toJjoin the World Trade Organization, these commercial ties, and opportunities for American firms, will continue to increase.

The future holds great promise for the U.S.-China relationship. Thus, I am pleased to introduce the U.S. & Foreign Commercial Service and Contact China. I believe Contact China is an invaluable tool for American firms. Contacting the U.S. & Forei Commercial Service is the first step in building the connections that will not only help Your business prosper, but also bring our two countries together in this new century.

Joseph W Prueher


In March 1999, Secretary Daley of the U.S. Department of Commerce wrote, "The economic growth that China has seen over the past two decades has brought great opportunities in its wake. Although the majority of China's 1.3 billion people remain poor peasants who live in an almost subsistence economy, China's urban population has reached the point where the middle class can afford consumer goods such as televisions, stereos, portable telephones and even a family car. Moreover China has a growing upper class that can afford the accouterments of the upper class -- luxury homes, designer clothes, expensive cars, foreign vacations and fine foods. There are opportunities for foreign firms in almost every sector of the economy, from providing expertise and equipment to meet China's infrastructural needs, through supplying industrial equipment and supplies to China's booming industries, to retailing consumer goods and services to China's burgeoning middle class."

At a Glance: The People's Republic of China

President:         Jiang Zemin
Premier:           Zhu Rongji
Capital:           Beijing
Official Language: Mandarin Chinese
Currency:          Renminbi (RMB)
Exchange Rate:     $1 - RMB8.28
Population:        1.268 billion
Urban Population:  382 million


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Rural Population:  886 million
Urban Per Capita Disposable Income: $708
Rural Per Capita Annual Net Income: $266
Cities With Over 2 Million People:    13
Cities With 1-2 Million People:       24
Provinces:          23 (including Taiwan)
Autonomous Regions:  5

Municipalities:    4 (Beijing, Shanghai, Tanjin, Chongqing)
1999 (Contractual) Foreign Direct Investment:        $41.2 billion
1999 (Contractual) U.S. Investment in China:         $6 billion
1999 GDP:          $986.9 billion
Official 1999 GDP Growth:  7.1%
Agriculture:       2.8%
Industry:          8.5%
Services:          7.5%
1999 Total International Trade:     $360.63 billion
U.S. Exports to China:              $13.12 billion
U.S. Imports from China:            $81.79 billion
China's largest trading partners:   Hong Kong, Taiwan, United States, Japan

Sources: China Statistical Yearbook 2000, U.S. Departrneut of Commerce

WTO

China is currently negotiating to become a member of the World Trade Organization (WTO), the international agency that administers multilateral trade rules. On November 15, 1999, the United States and China reached an agreement on China's WTO membership that would require China to reduce or eliminate barriers to trade in agriculture, industrial products, and services. President Bush on April 5 2001 stated, " I believe that China ought to be a trading partner of ours. I think it's in our economic interests to open up the Chinese markets to U.S. products. I'm an advocate of China's entering into the WTO."

Market Overview

China's economic reform program has been underway for over 20 years. In the 1980's, the groundwork was laid for liberalization, while the 1990's witnessed unprecedented economic growth. Today, China's World Trade Organization (WTO) accession process supports and accelerates the significant reform programs already in place. China's accession to the WTO will favorably impact the U.S. economy: low market barriers and a more transparent investment environment will provide small and medium sized U.S. companies with investment opportunities in China, while published phase-in schedules for tariff rate reductions and other enhancements will enable U.S. and other foreign firms to develop better investment strategies. In addition, the WTO's dispute-settlement mechanism provides a credible and effective tool to enforce U.S. and other WTO members' commercial rights, backed up by the threat of WTO-authorized sanctions for non-compliance. In the long run, China's development of a legal system that incorporates WTO norms should make it easier to resolve disputes in China.

The WTO Agreement Signed Between the U.S. and China The Sino-U.S. bilateral trade agreement signed in November 1999 gives significant immediate market access, allows U.S. companies to import and export without a Chinese intermediary and to distribute products throughout China, reduces some tariffs immediately, and phases in other tariff reductions over a reasonable period (and faster than for most WTO members). It also prohibits any raising of tariffs after accession (most countries retain the right to raise tariffs), removes quotas or other quantitative restrictions and resolves sanitary and phytosanitary standards problems for agricultural



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products. It also commits China to abide by the IT Agreement, the Agreement on
Basic Telecommunications, and the Financial Services Agreement, and eliminates most restrictions on service businesses. China will no longer be able to require companies to invest domestically or force them to transfer valuable technologies in order to sell their products there.

Industry improvements in the Wake of WTO

In the industrial sector, market access for industrial products is significantly improved. Two thirds of tariff cuts will be implemented by 2004, while the remaining third will be phased in by 2006. Tariffs will decrease from 24.6% (1997 average) to 9.44% (2006 average). For U.S. priority products, tariffs will drop as low as 7.1%, a cut of 56% from 1998 and 71.8% from 1994. The tariffs on IT products (semiconductors, computers, peripherals, telecom equipment) will drop to 0%, from a current average of 13.3%. Other sectors slated to feel significant effects from China's WTO accession include the chemical, medical equipment, gem and jewelry, lab and scientific equipment, and automotive industries.

The Disappearance of Trading and Distribution Restrictions

Foreign firms prohibited from distributing products not manufactured in China, or which are not allowed to own or manage distribution networks, wholesaling outlets, or warehouses, will soon be authorized to do so. All restrictions on distribution will be phased out within three years; U.S. and other foreign firms will soon be able to provide express delivery, rental and leasing services, air courier services, freight forwarding, storage and warehousing, advertising, technical testing and analysis, and packing services. They will also be allowed to manage their own marketing, after-sales service, maintenance and repair, and customer support.

Better Post-WTO Service Market

China's entry into the WTO will open the China market to service sectors that are currently closed to foreign participation. Service providers in the telecommunications, insurance, banking, professional services, entertainment and travel services industries will see the biggest changes in their China business. China has promised to eliminate most foreign-equity and geographic restrictions in the services sectors, as well as accede to WTO's Basic Telecommunications Agreement and Financial Services Agreement. U.S. companies in the services sector will be well-positioned to compete in China.

China's upcoming WTO accession is indicative of the powerful reform movement, which has been steadily gaining momentum over the past twenty years, and makes a return to the State-controlled economy of the past almost impossible. China is becoming an increasingly integrated member of the international community. Moreover, although significant barriers still remain, its doors have never been opened wider for U.S. firms interested in this market.

Housing in the present and future

o China expects to build between 486 million- 549 million square meters of floor space annually in the first 20 years in the 21 st century.

o China planned to build 410 million square meters of floor space in 1999 up
  19.6 percent, over 1998 figures.

Housing Industry

The U.S. - China President Housing Initiative, which began in July 1998, has provided a framework upon which opportunities for U.S. building materials companies have become available. The initial cooperation between the U.S. (Department of Commerce and Department of Housing and Urban Development) and China's Ministry of Construction has been unprecedented, and more is in store for the foreseeable future. The Chinese are interested



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in learning more about what our companies have to offer, and, although IPR issues must always be considered when doing business here, there do seem to be sales opportunities being generated.

The Chinese government began moving home ownership responsibilities from the State to the individual at the same time that the Presidential Initiative began, in an effort to stimulate the economy. As people began owning their own homes they would have an interest in making improvements to increase the value, moving cash into the economy via flooring, paint, air conditioning and other interior decoration companies. In addition, for those who could afford more expensive homes, their $300,000 or more would be funneled into the economy via developers, designers, steel and masonry manufacturers and builders. The idea of home ownership has been slow to catch on due to the costs involved, but the government has strongly promoted the idea, which, over time, is moving forward.

Housing

The Chinese government reported January - May 2000 growth rates for housing in the range of 20%, down from estimates of 35%. This figure may still be too high, but even conservative numbers suggest there will be growth in housing of about 15% for the next few years. In 1999 alone, RMB 401 billion ($48.5 billion) was spent on urban housing, according to Chinese statistics. Although attitudes are changing, price remains a stronger factor than quality or features in much of the Chinese market. Intellectual Property Rights (IPR) violations have gone from software to faucets and windows, because of strong concerns over price. Similar looking but cheaper, locally-produced goods vie for sales against technologicallyadvanced foreign products. If WT0 can lower duties making import prices more reasonable, IPR violations should become less of an issue for the future.

Home Ownership Benefits

There is a huge tax advantage to home ownership for those Chinese in the highincome bracket. The cost of the home is allocated over five years in the form of a tax credit, providing a substantial tax shelter. People in this category are a tiny minority, but are still comparable in numbers to the entire population of Canada. Some people are buying consecutive homes just so they can continue using the five-year tax savings.

Home Financing

Affordable housing is becoming a reality for those with "employment credits" for their many years of service to the State, now redeemable in the form of cash supplement to buy their first home. In addition, mortgages are becoming more available to the average citizen, and with rates and parameters closer to what the market will bear.

Building Materials

Growth rates for both internal and external building materials are strong. The living space of the average Chinese is estimated to grow from only 9 sq. m per urban dweller to 12 sq. m. by 2005. Energy-efficient building materials especially will be needed to maintain these levels of growth. Double-paned windows, efficient heating and cooling systems, insulation and wood products are either highly sought after already, or are soon to gain popularity as money is funneled into the family investment.

Decorator Sector

Once finished, an apartment will cost about twice the shell price. As more Chinese buy homes, the decoration market will expand. Carpets, paints, cabinets, moldings, fixtures and related goods are all needed by the new home owner before they can move into their purchase. U.S. wood floors and moldings are considered superior to Asian wood products, and are one example of the many opportunities for U.S. exporters in this sector.


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U.S. Position in the Market

U.S. firms enjoy an excellent reputation in China, and are viewed as high quality suppliers. According to Chinese statistics, U.S. products still enjoy a substantial percentage of the import market. In most cases however, imported products are significantly more expensive than domestically-manufactured alternatives. Current import tariffs plus VAT add an average of about 40 percent to the price. Though INTO should improve this situation, the phase-in period is five years.

Retail Industry

China's retail sales rose by more than 21% per year between 1990 and 1997. This explosive growth rate slowed in 1998 and 1999 due to the Asian economic crisis. Latest statistics indicate that the retail sector has been improving since the beginning of 2000.

Positively predisposed toward foreign branded products, Chinese consumers increasingly have the means and desire to purchase. Leading international brand names of consumer goods are capturing dominant market positions as they displace lower-quality local brands.

Regulations

The Chinese government faces the challenge of trying to protect domestic name brands while being pressured by both Chinese consumers and the outside world to open its markets. In late 1998, China started letting foreign retailers joint venture with local retailers to set up shop in thir or so provincial capitals and maJjor cities. However, barriers to direct entry are still high. Furthermore, sales arms of foreign-invested manufacturing firms are restricted to selling products that they produce in-country.

Import Duties

Import duties on consumer goods, though dropping, are still high. Foreign consumer goods sold in China must either be imported at these high duty rates, or manufactured in-country. The recent clamp-down on smuggling through Hong Kong and southern China has also contributed to the reduced imports into China. Distribution, intellectual property rights, and the selection of import & distribution agents are key strategy issues.

Advertising

As manufacturers vie for the attention of the Chinese consumers, the industry is experiencing a record boom. From a base of zero in 1979, it rose to annual 1998 billin of $6.5 billion, making China the world's 7th largest market.

Retail Outlets China's consumers are seeking more modern, value-oriented venues to do their shopping. Chain stores and discount stores have been increasing in number. However, since wholly-foreign owned retail outlets are officially restricted, most foreign investment in retail stores has taken the format of either joint ventures or wholly owned Chinese organizations placed under management of the foreign parent company.

U.S. Position in the Market

Despite the restrictive business environment, some U.S. retailers have established strong footholds in China. Walmart, for example, has successfully opened discount retail establishments in a few southern Chinese provinces. Homeway, after opening stores in Tianjin, is on its way to the Beijing market. Most retail outlets in large urban centers such as Beijing and Shanghai stock U.S. branded products.


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Telecommunications & Equipment

Overview China slowed down its investment in telecommunications infrastructure in 1999, investing $18.3 billion, 14% less than 1998. Despite this, by the end of 1999, the number of fixed line telephone subscribers increased by 24% to reach 110 million, and mobile phone users increased by 76% to reach 43 million. Yearend nationwide teledensity reached 13%, while urban telephone penetration reached 28%. China plans to invest $25 billion in telecom infrastructure in 2000. By the end of 2000, China expects to add 30 million fixed line users, 30 million mobile phone users, and 11 million data/ multimedia communications users. Yearend nationwide teledensity is expected to reach 16%o while urban telephone penetration will go up to 29%.

China's efforts to prepare for accession to the World Trade Organization (WTO) and the introduction of IP telephony have brought more players into China's telecom service market. China Telecom, China Mobile, China Unicorn, China Netcom, China Satellite Group, and Jitong Communications are well-known, but entities such as the Network Center of the State Administration of Radio, Film and Television (SARFT), the telecommunications division of the Ministry of Railway, and the National Power Corporation are lobbying heavily to become service providers using their existing infrastructure. Increased competition will lead companies to seek the best quality products at the lowest price, possibly resulting in increased equipment sales opportunities for foreign firms.

Telecom Regulations

China's Ministry of Information Industry (MII), the country's key telecom regulatory body, submitted a draft of its Telecommunications Regulations in June to the State Council. Once approved, they will become China's first comprehensive set of regulations. MII has drafted the regulations with an eye to making them compatible with the rules of the WTO. The 11-chapter, 82-article Telecom Regulations allow, for the first time, foreign participation in China's telecom services market. Foreign investors have to set up joint ventures with Chinese companies and can only be the minor party in joint ventures, according to a separate but related document drafted by MII ("Regulations on Foreign Invested Telecommunications Enterprises"). Foreign companies must also demonstrate "sound performance and experience in the industry", which will give Chinese authorities great flexibility in deciding which companies should receive licenses.

Telecom Equipment Licensing System

MII requires all telecom products marketed in China to be tested and licensed. MII has authorized its Telecommunications Administration to issue network access licenses and network access marks that will be placed on the licensed products. The Telecommunications Administration Bureau has designated two Telecommunications Equipment License Processing Offices (TELPOs) to handle applications from telecom equipment manufacturers.

Telephone Users and Penetration in China (as of end of June 2000)

Types of services         Number of users (in millions)        Penetration
Fixed line                127                                  10.0%
Mobile                    59                                   4.7%
Total                     T187                                 14.7%

Source: Mll


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Wireless Market

Wireless communication continues to be the fastest growing sub-sector in China's telecom market. Both China Mobile and China Unicorn are expanding their GSM networks across the country in order to meet increasing demand. China is actively testing general packet radio services (GPRS) in seven provinces and cities in its efforts to migrate to third generation wireless technology. Although China has delayed the deployment of the U.S.developed CDMA system, China Unicorn, the only carrier licensed to build and operate that CDMA system, has not given up its plan to build a CDMA2000 lx infrastructure.

Computers and Networking

Computing has entered the network era, and China has felt the impact. Related information technology sectors have witnessed rapid growth, and many new digital products are entering the China market. Though domestic firms make competitive products, foreign involvement in technology and new ventures is expanding.

Personal Computers

With increases in power and speed and concurrent decreases in price, PCs are now within the reach of individual Chinese buyers. U.S. computers still hold a small market share, but Chinese computers with U.S. components dominate the market. PCs are becoming essential appliances for Chinese families who want the best for their children, who have unprecedented buying power due to "4-21" demographics: four grandparents, two parents and one child. Information appliances linked to Internet access are poised to attack this market at even lower prices. The growth of subscribers and users of the Internet is stunning; by July 2000, at least 16.9 million subscriptions shared by multiple users pointed to many more users than frequently reported.

Growth of the Internet

The rapid expansion of the Internet infrastructure m China attracts growing numbers of new business ventures. For computing and network companies, the provision of personal computers, information appliances, routers, broadband snitches, fiber optic networks and digital wireless devices means new business. The China Internet Network Information Center (CNNIC) foresees quick growth of these networks with another doubling of subscribers m the next year. As prices and demand adjust m the Chinese market, American firms must aim to mee new challenges and opportunities.

Growth of the Internet in 2000      252%
Est. Internet Subscribers in 2000   16.9 million
Est. Internet Users m 2001 over 30 million

Source: China Network Information Center (CNNIC) and US&FCS Being

Networks and High Performance Computers (HPC)

China seeks to import the servers and workstation computers that support the

Internet and local networks. China also seeks the information technology associated with these HPCs and across many areas of electronic commerce, but faces constraints on purchasing power and access. In addition, HPCs and encryption software require licenses for export.

Export Controls

U.S. Department of Commerce export licensing applies to technology that has potential for "dual-use" as both civilian and military technology. U.S. export control restrictions set license requirements for HPCs destined for end-users of computers with processing speeds based on increasing M-TOPS levels. Debates continue about the revision of existing levels of controls as the technology rapidly increases the speed of computing used for everyday commercial purposes.

U.S. Position n the Market

U.S. firms in computer and networking markets enjoy an excellent reputation among Chinese users. However, domestic firms still dominate the PC market and the Chinese government seeks to promote domestic information technology producers. Hardware makers in particular will face stiffening price competition. Despite these challenges, substantial numbers of firms will find growing markets among new Internet users and rising educational needs.


Broadband and Access Networks

China Telecom has completed the construction of its nationwide fiber optic cable network using ATM, SDH, and DWDM technologies. It is now shifting its focus to upgrading its intra-provincial transmission networks and access network because of the growing market demand for information services. China Unicorn and China Netcom are also actively laying their own fiber optic cable networks with the latest technologies, DWDM in particular. China is deploying networks.

IP Telephony

MII found that the 1999 IP telephony trials were successful and has officially issued IP phone operation licenses to five Chinese companies: China Telecom, China Unicorn, China Netcom, China Mobile, and jitong Communications. These operators need advanced, carrierclass IP telephony solutions for their respective networks in order to remain competitive in the market. MII predicts that China's IP telephony market size will reach $1.2 billion by the end of 2000.

U.S. Position in the Market

U.S. firms, large and small, are competitive in the telecom sector. They are able to offer advanced technologies at reasonable prices and often provide follow-up services to equipment sales. The rapid development of China's telecom industry and the introduction of domestic competition will create more sales opportunities for U.S. firms. U.S. operators will slowly gain opportunities as China phases in its WTO obligations.

Transportation Infrastructure Industry

The Chinese government is in the midst of a massive upgrade to their existing transportation infrastructure. Until recently, Chinas economy was able to continue to grow despite deficiencies in infrastructure development. This is no longer the case, and the Chinese government realizes that, in order to keep their economy moving forward, they must have an efficient mechanism in place to move goods and people across this 9.326 billion sq. km. land mass (slightly larger than that of the USA). According to World Bank statistics, goods lost due to poor or obsolete transportation infrastructure amounted to one percent of Chinas GDP as recently as the most current survey (mid 1990's).

Passenger rail traffic has priority over freight on the many single-track rail lines across China, extending trips which could last a few days to two weeks or more, and limiting investment interests in all but a few coastal regions. Rail tracks are now being doubled to alleviate the freight train issues, expressways are being built to cut down on vehicular travel times, sealed roads are being extended to new locations, ports are being added or improved for greater use of China's waterways, and airports are being developed or improved across the country. All of these projects bring opportunities to U.S. construction equipment, engineering, and electronics and safety devices companies, although the better chances lie in projects funded by the World Bank, Asian Development Bank, OECF, and similar multilateral lending agencies that use transparent bidding procedures.

Distribution Services

Foreign companies have been banned from engaging in freight forwarding unless they form a joint venture with local partners. Many stayed away. With China's accession into WTO these and other structural issues are moving to positions more in line with international standards. These changes are to be fully compliant with negotiated accession terms within five years of the accession date.

Highways

In the last 3 years, China built an average of 1300 km of expressways each year.

Total Sealed Roads by 1999            1,352,000 km
Total Expressways                     11,650 km

Source: 2000 Yearbook of China Transportation & Communcations

Parts

China has thirteen major shipping ports with a capacity of over 5 million tons per year, combined for total country shipping capacity in excess of 800 million tons. The Port of Shanghai is going through a significant upgrade to ready itself for the 2001 APEC conference in that city. Shanghai Model Port Alliance, coordinated by APEC, is behind many of the upgrade activities that will make Shanghai a more automated port facility, minimizing loss of goods and time while helping Customs collect more accurate tariffs. If the Shanghai project accomplishes its goals, there is interest in replicating the process in other Chinese ports.

U.S. Position in the Market

U.S. firms' advanced technology and experience make them very competitive for projects using a transparent bidding system, such as those funded by the World Bank, Asian Development Bank or other multilateral funding source. Due to the massive upgrade program in transportation infrastructure currently being carried out, the ability to compete on projects in China depends a great deal upon available financing. In most cases, locally-financed projects use local construction products and services. Due to a lack of government funds, BOT (Build, Operate, Transfer) project financing is a possibility for U.S. firms, though these may not be viable business opportunities.